INVEST IN **EXTRASLICE INC.**

Corporate Real Estate Platform Simplifies Finding & Operating Office Spaces


extraSlice
OFFICE SPACE SIMPLIFIED
SEARCH. SIGN. WORK

Highlights

Highlights

1. The office leasing choice of Accenture, Birla Soft, HMD/Nokia, HCL, Juul, Schneider Electric, and many more 🎯
2. $1.5M prior funding from Benaroya Capital and tech sector angel investors with $15.5M post valuation 💸
3. Current inventory is 100% occupied, despite COVID-19. Projected to exceed $10M ARR within 12 months 💹 (not guaranteed)
4. Powerful leadership team with prior experience at Oracle, IBM, and Ericsson 💪
5. Post-pandemic demand for fast & flexible office space has already begun to skyrocket 🚀
6. $200B annual U.S. market; $30B immediately addressable flexible office market 🌎

5. Post-pandemic demand for fast & flexible office space has already begun to skyrocket 🚀

6. $200B annual U.S. market; $30B immediately addressable flexible office market 🌎

7. We solve the biggest problem in office leasing: slow, frustrating and inefficient old school processes 🏢
8. COVID-19 couldn't stop us, and now the market is booming 💥

Our Team



Meghana And Binu .

The founding duo believes finding office space can be as simple as shopping on Amazon, and it should be.

In 2013, extraSlice was a software company in need of Agile office space. The opaque, frustrating, broker-centric, fee-laden experience led us to create the world's first Agile Office Space platform. Search. Sign. Work. Whether for a month or decade, booking office space on extraSlice takes minutes, instead of months.

Meghana Subramanian



A real estate & tech savvy founder with experience ranging from tech startups to IBM. Meghana negotiated her first real estate transaction in her early 20s and has since become a passionate real estate investor and technology leader.



Binu Reghunathan

A tech leader with a passion for Real-estate. Binu's background encompasses over 25 years of startup and enterprise experience, including Oracle and Ericsson. Binu also has 15 years experience in real-estate transactions in the US & India.



Scott Warner

Scott's 22-year CRE career began as Regus' (now IWG) 1st US Marketing Director, and he went on becoming a top producing Global Account Director for the NYC Metro. He founded ManagedLease®, advocating for Tenants and Providers in various capacities.



Fatou Tandia

Fatou is a Biotechnology graduate who single handedly raised 3 children in extremely challenging circumstances. She successfully recreated her life and redesigned her career, with tenacity, compassion, and a sharp mind.

Why extraSlice?


Office Leasing Solutions are Outdated,
Inefficient, & Expensive

Ever wonder why it's so hard to lease an office? Traditional solutions are time-consuming and expensive, and coworking solutions like WeWork sacrifice business culture and brand identity.


× CONVENTIONAL REAL-ESTATE
Inefficient, non-transparent, and cumbersome with high transaction cost.
Old-school lengthy transaction process with highly restrictive terms.
6-24 months
TENANTS
BROKER
Commission fees
BROKER
Commission fees
LANDLORD
• Relocation Services
• Insurance Provider
• Lawyers
• Infrastructure providers
• Contractors
× CO-WORKING
Unbranded, one-size-fits-all solution with limited choices.
Not your company's identity; If they serve free beer, your team gets free beer :)


extraSlice Makes Leasing an Office
as Easy as Placing an Order on Amazon

extraSlice offers the speed & flexibility of coworking without sacrificing the benefits of a traditional office. Via our advanced Corporate Real Estate Platform, business owners can find and occupy a fully equipped workspace in as few as two weeks—without paying hefty broker fees and commissions.


extraSlice



› Search & Shortlist
› Tour & Transact
› Upgrade
› Onboard
› Extend/ Relocate
› List with desired terms
› Accept Offer
› Enjoy cash flow
CRE OFFICE SPACE
PLATFORM

Easy Cash Flow for Landlords, Effort-Free Leasing for Business Owners

extraSlice benefits property owners and business owners. For property owners, we make listing available spaces and generating cash flow quick and easy. For business owners, we take all the hassle and hidden fees out of the leasing process. Here's how it works:



HOW IT WORKS
1
2
3
List
Landlord lists property with desired terms using AI recommendations
Search
Tenant finds ideal location and chooses preferred upgrades and maintenance services:
· Furniture
· Infrastructure
· Branding
· Maintenance
Sign & Work
We prepare space for tenant and facilitate office management through term of the contract

COVID-19 Couldn't Stop Us, and Now the Market is Booming

Commercial real estate has been hard hit by the COVID-19 pandemic, and yet our inventory remains 100% occupied. As we head into the future, we're poised for explosive growth as the post-pandemic demand for fast and flexible offices skyrockets. Here's a look at our current revenue forecasts



SALES RUN RATE FORECAST
2020
2021
2022
2023
2024
2025
6 suites, $2.2M
40 suites, $12M
100 suites, $30M
300 suites, $90M
1200 suites, $360M
Forward-looking projections cannot be guaranteed
2018 - $1.1M [actual]
2019 - $2.2M [actual]
2020 - $1.0M [actual]
2021 - $2.2M
2022 - $12M
2023 - $30M
2024 - $180M
2025 - $360M

$200B Total Available Market in the US Alone

In the US Alone

The commercial real estate market is flooded with inefficient, outdated solutions and ripe for disruption. In the US alone, our TAM is $200B, and our current addressable market is $30B.


FAST GROWING MARKET
6B Sft - Commercial office space in the US
Annual Lease Value +$200Bn
+$60Bn on-demand before 2030
$200B total available market in the US alone.
On-demand market will be accelerated due to Post-Pandemic Demand.

The Trusted Choice of Accenture, JUUL, & More

From Accenture, to JUUL, to Schneider Electric our end-to-end platform is attracting enterprise clients seeking to cut costs and improve efficiency. But our pipeline doesn't end there; we also capitalize on the leasing market by serving Small and Medium-sized Businesses (SMBs) and startups.

New Automated Model to Usher in Accelerated Revenue Growth

Our existing model enables us to optimally serve 5% of the market. While this model has generated ARR as high as $2.2 million, we saw an opportunity to grab an even larger slice. With that in mind, we designed our new automated, full-service marketplace—aimed at serving a huge 80% of the market.

Our Existing Model *"Build it and they will come."*	New Automated Model *"This is the future - the good stuff"*
Classic Flex Office	Full-Service Marketplace

Long term lease, divided into offices, and sign tenants on flexible terms.

- Customer choices limited to contracted buildings
- Priced higher due to sub-contracting
- Ideal for 5% of market

Tenant-driven platform empowers them to build their "Ideal office requirement," matched to the market, sign and occupy hassle-free.

- More choices for customer
- Achieves best pricing
- Ideal for 80% of market

*Current flex/shared model will still exist in central locations to accommodate 1-20 people space needs

Unique Value Proposition in a Space Desperate for Innovation

We believe that finding and leasing an office space should be as simple as placing an order on Amazon, and that's where our end-to-end differentiator comes in. Here's a breakdown of the competition:

1) Our closest competition is traditional leasing via brokerage firms, which is more costly and time consuming than our integrated platform solution.

1. 2) Coworking and shared office providers like Regus and WeWork are our second closest competition, but these options compromise business culture and brand identity, are available only in certain areas, and are economical only when the team size is 15 or less.
2.
3. 3) Our third competitor is marketplace/aggregator platforms. However, these platforms do not offer an end-to-end solution (think of the buying experience of Craigslist vs. Amazon.


JLL
CBRE
Traditional real-estate leasing: long, frustrating, and high cost process for tenants and landlords
extraSlice
• End to End platform providing complete experience from search, agreement execution to ongoing support
• Fast process and set up
INDUSTRIOUS
Co-working - One-size fit all models
Regus
wework
LiQUIDSPACE
Aggregator Platforms
deskpass
LoopNet

Intuitive, Proven Revenue Model

Our revenue model is as simple and effective as it gets. On every lease transaction made via our platform, we make a minimum of 4% monthly. Our split increases depending on services offered—all the way up to 35% for fully serviced office spaces.

REVENUE MODEL

Makes money on all office lease transactions, "fully managed" or otherwise:

· 4% fee on monthly lease payments
· 30-40% of sales on partially to fully serviced and managed deals; remaining goes to landlords and vendors

Why Invest Now?

Our new automated model positions us for exponential growth. Within just the next 12 months, we're aiming to close a sales goal of $3M. By investing now, you're positioned to take advantage of our current valuation. Let's change the future of commercial real estate leasing together

NEW SALES GOAL NEXT 12 MONTHS


AVG SUITE
$25,000pm
27
Private suites
12
Months
Sales $8M
Next 12 Months

Investor Perks


$250+
Investor gift & $100 credit for future office first month
$5,000+ $1000
Credit for future office first month & all lower level perks
$10,000+ $2000
Credit for future office first month & all lower level perks
$25,000+ $5,000
Credit for future office first month & all lower level perks
$50,000+ $10,000
Credit for future office first month & all lower level perks
extraSlice

Take a Walk Through Our Platform

SEARCH


extraSlice
Sreedev Sidharthan
Location
Seattle, WA
Capacity
100 people
Start Date
1/1/20
Contract Length
Layout Design
More Filters
3 nearby locations with similar listings
Seattle


Redmond
Issaquah
Seattle
$1,134
monthly / person
1 year contract
Basic Layout
$1,223
monthly / person
1 year contract
Basic Layout

SIGN


extraSlice
Sreedev Sidharthan
Main Hall
Start Date
1/1/20
Contract Length
1 year
6 months
2 months
1 month
Layout Design
Additional Options
Company Branding
Separate Entry
Parking Signs
Monthly Cost Per Person
Book Now
Newly Furnished 100 Person Office Space
Location
Nearby
Amenities
Amazon HQ
Westlake Station
Downtown Seattle
WiFi
Parking
Facilities
Furnished
Kitchen
24/7 Access
Basic Layout
Standard Layout
Premium Layout

WORK


extraSlice
Sreedev Sidharthan
Contract
1/1/20 - 1/1/21
Layout
Basic
Capacity
100
Renew Contract
Upgrade Space
Main Hall
Contract
Signed
Approved
Up-Front Payments
First Month Rent
Last Month Rent
Add-On Costs
Setup
Materials Ordered
Assembly Started
Setup Completed
Access Cards
Sent via FedEx
Arrived in Mailbox
Congrats! Your space is ready!
Newly Furnished 100 Person Office Space
Location
Nearby
Amenities
Amazon HQ
Westlake Station
WiFi
Parking
Facilities
Furnished


Invest in
extraSlice